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HEWLETT-PACKARD COMPANY

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WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST AND THE WILLIAM R. HEWLETT REVOCABLE TRUST

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[Explanatory note: The purpose of this filing is to make certain revisions to pages 3, 8, 9, 14, 31, 38, 42, 46, 49, 51 and 54 of “The Report to the Trustees of the William R. Hewlett Revocable Trust on the Proposed Merger of the Hewlett-Packard Company and Compaq” so such pages read in their entirety as set forth below.]

Report to the Trustees of the William R. Hewlett Revocable Trust on the Proposed Merger of Hewlett-Packard and Compaq

This presentation was prepared for and on behalf of the Trustees of the William R. Hewlett Revocable Trust for the purposes of providing advice to its Trustees. The Trustee's advisors have been retained as independent contractors to the Trustees and have no fiduciary, agency or other relationship to the Trustees, the Trust or to any other party, all of which are hereby expressly disclaimed. Therefore, no obligation or responsibility is assumed to any person with respect to this presentation. This presentation does not purport to be a complete description of the views of or analyses performed by the Trustees or its advisors.

This presentation and the views expressed herein, as well as any estimates herein, are based solely on publicly available information and on consultants' and industry reports as well as on the views of certain consultants retained in connection with the consideration of the proposed merger by the Trustees. This presentation and the views expressed herein assume and rely upon the accuracy and completeness of all such publicly available information, reports and views and no responsibility for independent verification of any of the foregoing has been taken. All views and estimates expressed herein are based on economic and market conditions and other circumstances as they exist and can be evaluated as of the date hereof.

The views expressed in this presentation are judgments, which are subjective in nature and in certain cases forward-looking in nature. This presentation also contains estimates made without the benefit of actual measurement. Forward-looking statements and estimates by their nature involve risks, uncertainties and assumptions. Forward-looking statements and estimates are inherently speculative in nature and are not guarantees of actual measurements or of future developments. Actual measurements and future developments may and should be expected to differ materially from those expressed or implied by estimates and forward-looking statements. The information contained in this presentation does not purport to be an appraisal of any business or business unit or to necessarily reflect the prices at which any business or business unit or any securities actually may be bought or sold. In addition, where quotations have been used herein, permission to use quotations was neither sought nor obtained.

This presentation and the views expressed herein do not constitute a recommendation to any holder of shares of Hewlett-Packard or Compaq with respect to how such shareholder should vote with respect to the proposed merger and should not be relied upon by any holder as such a recommendation.

This report has been prepared using, among other things, information contained in analyst reports. These analyst reports contain many statements about different aspects of the proposed merger — some of which may be viewed as negative with respect to the proposed merger and others of which may be viewed as positive with respect to the proposed merger. We have not attempted to summarize all of the views of individual analysts. In addition, we have quoted certain portions of analyst reports that support our views on particular aspects of the proposed merger without quoting the analyst's position on other aspects of the report, with which we may or may not agree. Additionally, in some cases, we have quoted analysts' concerns regarding a particular aspect of the proposed merger, even though that analyst may view the proposed merger as positive for HP.

3

Management's Reasons for the Merger

1. Accelerates current strategy
2. Creates stronger, more balanced operating model
3. Creates shareholder value through synergies and growth opportunities

Quotes from Management

"Volumes have been written about the combination, much of it focused on the PC market consolidation and creating scale to cut costs. But these stories, frankly, miss the point" [1]

"This is not a defensive move, it's an offensive move" [1]

"This merger greatly accelerates our journey to transform ourselves into an undisputable market leader" [2]

"Fundamentally about leading change and reinventing an industry" [1]

"A commitment to lead and drive the industry through its next inflection point" [1]

"It's actually all about enterprise computing and professional services" [1]

8

[1]	Form 425 Filing, September 25, 2001, Carly Fiorina, addressing the IDC European IT Forum

[2]	Form 425 Filing, September 4, 2001, Carly Fiorina, internal email to employees

Conclusions

The Proposed Merger is Unattractive to the Trust

1. Resulting business portfolio is worse than existing HP portfolio

- Business mix shift:
  - Larger PC position will increase risk and cash drain
  - Contrary to professed strategy of migrating to higher margin, less commodity-like businesses
  - Diluted interest in Imaging and Printing
- Lower margins, growth and return on invested capital

2. Acquisition will not solve HP's strategic problems

- Market position remains weak in key attractive sub-segments (high end servers, high end services)
- PC economics remain unattractive
- No material change in Imaging and Printing
- Combined entity "still risks being stuck in the middle" in servers – behind Dell at the low end and Sun and IBM at the high end[1]
- Services remain heavily weighted to lower margin support, not outsourcing and consulting
- HP + CPQ ≠ IBM

3. Integration risk is substantial

- No precedent for success in big technology transactions
- Most acquisitions fail, particularly when market reaction is negative
- Integration difficulties are obvious
- Unprecedented complexity for each company
- Revenue risks offset cost synergies
- Very difficult to mesh cultures

4. Financial impact on HP shareholders is unattractive

- Market reaction very negative on 9/5 and positive 11/6
- Relative contribution of earnings favors Compaq
- HP dilution risk vs. Compaq accretion
- Weaker credit
- Increased equity risk and cost of capital

9

[1]	See Bernstein Research, 9/5/01 Page 2, The Pros and Cons of the HWP — CPQ Merger.

"Balance" = Portfolio Shift in Revenue

Portfolio Impact

"This combination is compelling...from a financial and shareowner value point of view for sure. Through this combination we're creating a broader, more balanced and diversified whole."

– Management, September 2001[1]

Revenues – CY2001E

Services (17%)
PC/Access (20%)
Enterprise (20%)
Imaging & Printing (43%)

Hewlett-Packard[2]

Total = $45B

Services (24%)
PC/Access (44%)
Enterprise (32%)

Compaq[3]

Total = $33B

Services (20%)
PC/Access (30%)
Enterprise (25%)
Imaging & Printing (25%)

Combined[4]

Total = $78B

14

[1]	Form 425 Filing, September 4, 2001, Carly Fiorina, addressing members of the financial analyst community

[2]	Based on Morgan Stanley research dated 10/2/01, FFL estimates

[3]	Banc of America Securities research dated 10/11/01

[4]	Before potential revenue losses

Strategic Positioning

2Q '01 vs. 2Q '00 Growth Trends by Segment[1]

Unix Servers ($5.7Bn in 2Q01)
Quarter over Quarter Percentage Change in Factory Revenue
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
4.6%
-13.6%
-14.4%
-24.2%
IBM
Compaq
HP
Sun

Windows Servers ($2.9Bn in 2Q01)
Quarter over Quarter Percentage Change in Factory Revenue
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
4.2%
3.7%
-24.0%
-24.5%
IBM
Dell
Compaq
HP

Linux Servers ($0.4Bn in 2Q01)
Quarter over Quarter Percentage Change in Factory Revenue
45%
35%
25%
15%
5%
-5%
-15%
-25%
40.7%
34.3%
-1.6%
-14.8%
IBM
Dell
HP
Compaq

31

Source: Parthenon Analysis

[1]	Based on 2Q’01 and 2Q’00 Factory Revenues as reported by IDC in “Server Tracker” database

Strategic Positioning

Strategic Positioning

Management has positioned the merged entity as the broadest IT company in the world and as a direct competitor to IBM

- The combined companies will have "*the industry's most complete set of IT products and services for both businesses and consumers.*"
  — HP Press Release, September 3, 2001
- "*For the first time in a very long time, IBM will have a competitor that is strong enough to take head on.*"
  — Management, September, 2001[1]
- Customers "*don't want to put pieces together. They want to buy IT as a utility. They really want a trusted partner who can do it all and there's only going to be a couple of companies that are going to be doing that and we are absolutely one of them.*"
  — Management, September, 2001[2]
- "*'No other company on the planet will have an offering of the depth'...the merged business would directly compete with IBM and possibly surpass it in sales.*"
  — Tom Perkins, Compaq Director, November, 2001[3]

> - More focused competitors are doing well
> - IBM remains much stronger and bigger
> - Important gaps in software and services

38

[1]	Form 425 Filing, September 4, 2001, Carly Fiorina, internal email to employees

[2]	Form 425 Filing, September 4, 2001, Carly Fiorina, addressing members of the financial analyst community

[3]	San Francisco Chronicle, November 14, 2001

Integration Risk

Bernstein Research[1]

- Research conducted prior to the announcement of the proposed merger shows that the odds are against success in a transaction like this
- Research of 7000+ M&A transactions between 1992 and 1999 reveals that acquirors underperform by 5% per annum in the three years after the transaction, and 11% in the first two years
  - –Deals that were initially not well received by the market underperformed the market over 1, 2 and 3 year periods more dramatically
  - –Technology transactions generally fared worse
  - –Stock deals are more destructive to returns than cash deals
  - –The larger the deal, the greater the odds of failure

42

[1]	Bernstein research dated October 1999

Integration Risk

Key Execution Risks

- Senior management loss of tactical focus
  - *"It is critical that we operate as independent companies and competitors until the merger is complete"* [1]
- Competitive response
- Channel conflict
- Customer caution
  - Conservative purchasing
  - Concern about product overlap
  - Relationship discontinuity
  - Diversification of supply
- Supply chain integration
- Defections

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[1]	Form 425 filing, October 16, 2001, Carly Fiorina, message discussing personnel appointments for the merged company

HP/Compaq Revenue Deterioration Potential

Integration Risk

Percent of Revenue Deterioration
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
13%
10%
6%
17%
12%
7%
15%
12%
10%
15%
5%
10%
8%
0%
4.8%
6.4%
15.5%
Analyst Average = 9.4%
Average = 11.0%
Parthenon Estimate 2003
Morgan Stanley '03
Cowen '02
Bernstein '02
BoA '03
SSB '03
AT&T/NCR Lost Sales Post-Merger
DEC Lost PC Sales Post-Merger
Analyst Forecasts
Other Transactions

49

[1]	Based on discount in Morgan Stanley’s Pro Forma, Best and Worst case scenarios from sum of Morgan Stanley’s standalone 2003 revenue estimates for HP and Compaq

[2]	Based on Salomon Smith Barney’s estimate of $1B lost for the first six quarters post deal (Q3 2002 – Q4 2003)

[3]	AT&T/NCR lost sales in Product and Systems Division“mainly due to the loss of sales from some products that were phased out after the 1991 merger of AT&T and NCR Corporation”: AT&T 1993 Annual Report

[4]	Estimated sales lost Q2 1997 vs. Q2 1998 based on Dataquest PC unit market share figures found in press releases, 7/28/97, 7/27/98

[5]	Average of Parthenon midpoint, Morgan Stanley 2003 Pro Forma case (12.1%), the midpoint of Bernstein’s base and downside case, SG Cowen’s base case (12%), Banc of America’s 2003 base case (8%), and SSB estimate

[6]	Average of two values shown

[7]	Banc of America and Bernstein both published the expected impact of the revenue loss on EPS: According to Banc of America, there is expected to be a ($0.26) negative impact on EPS for every 5% of revenue loss beyond management expectations (Page 11 of report cited below). Bernstein estimates a ($0.39) negative impact for a revenue loss of 10% beyond management expectations (Page 6 of report cited below).

Source: Parthenon Analysis, Cowen Report, 10/10/01, Bernstein Research, 9/7/01, Banc of America Securities 10/11/01, Morgan Stanley Research 9/5/01, Salomon Smith Barney Research 10/4/01, AT&T 1993 Annual Report, Dataquest PC unit market share figures from press releases, 7/28/97, 7/27/98

Integration Risk

Deal Drivers

This deal is a visionary transformation…

"It's about changing the game, not only for our two companies, but we think for the industry as well. And we have a vision together that this industry is now changing in some fundamental ways driven by what customers want" [1]

…but other "transformations" have failed

AT&T acquires NCR (1991): AT&T bought NCR in anticipation of the convergence of the computing and telecom industries. Under AT&T ownership, NCR had a 3% revenue CAGR and a $2 billion cumulative operating loss until AT&T divested it in 1996[3]

Burroughs acquires Sperry (1986): The two giants formed Unisys, a burgeoning #2 player to compete with IBM. Since 1986, sales have dropped 30% and headcount has dropped over 60%. Cumulative operating income during the past decade was less than 4% of sales. Unisys' installed mainframe market share fell to 9.6% in 1989 from the combined 12.2% held by Sperry and Burroughs in 1985[4]

HP acquires Verifone (1997): HP bought the electronic payment processor for $1.3 billion to help build its position on the Internet through Verifone's electronic payment business. Several top executives left to join competitors. HP divested Verifone at a loss earlier this year[5]

This deal is about market leadership…

"Based on historical numbers of the two companies, we will be the #1 PC vendor. We'll also be the #1 IT infrastructure provider, the #1 imaging and printing provider and #3 in terms of professional services" [2]

…but other deals have actually led to a loss of market share

HP acquires Apollo Computer (1989): Acquisition briefly makes HP the leading workstation provider. Deal reportedly caused disruptions inside and outside HP. Many of Apollo's sales people deserted. Workstation market share declined from 27% in 1989 to 22.7% in 1990. Sun surpassed HP in 1990[6]

HP acquires Verifone (1997): Verifone's share of stand-alone, non-wireless electronic payment terminals fell from 57% in 1997 to 52% in 1998[5]

Compaq acquires Digital Equipment (1998): Compaq acquired DEC for $8.5B in a deal that was to propel it to the ranks of IBM. Gross margins fell from 30% pro forma combined pre-deal to 23%-24% post-deal. 1999 combined revenues were only 2.3% higher than 1997 pre-deal pro forma combined revenues[7]

51

[1]	HP form 425 Filing, September 4, 2001, Carly Fiorina, addressing members of the financial analyst community

[2]	Compaq form 425 filing, October 15, 2001, Carly Fiorina, in an interview at the Gartner Symposium ITxpo 2001

[3]	NCR 10-12B filing dated 9/26/96

[4]	Business Week, 8/28/89 “Information Processing: This is Hardly the Turning Point Unisys Had in Mind,” Unisys 2000 annual report

[5]	Credit Card Management “Verifone’s Rivals Step Up the Pressure” found on Hypercom website, Computerworld, 5/14/01, page 10

[6]	Chronology of Workstation Computers, 2001, Electronic Business Buyer, 6/94, page 36, Upside 4/98, page 4

[7]	Compaq S-4, 5/6/98, Compaq 1998 and 2000 annual reports

Integration Risk

Culture

"We recognize that integrating two cultures—each with its own distinct heritage—is a challenge. But the success of the combined company depends on building a strong common culture."
– Management, November 2001[1]

- Merger integration: Harder than a takeover—change two cultures vs. impose one
  - *"We want to partner with Compaq, not just assimilate Compaq into HP."*
    — Management, October 2001[2]
  - Management and board positions
- These two cultures are very different
  - Comments from employees and bankers familiar with both companies, statements by channel partners, and observations by analysts indicate very different cultures
  - *"The HP culture is more professional, more solution-driven, more partner driven. The Compaq side is all about the arrogance of 'We're Compaq, and we have market share.'"*
    — CEO of Universal Access Consulting Group,
    Compaq channel partner,
    Computer Reseller News, 11/12/01
- Internal reorganizations happening at the same time:
  - *"We at HP are in the midst of a reinvention process. Compaq has been in the midst of its own transformation."*
    — Management, September 2001[3]
- Geography: Worldwide integration
- Challenging economic environment

54

[1]	Form 425 Filing, November 7, 2001, Webb McKinney, President of HP’s Business Customer Organization, message discussing integration efforts in connection with the merger

[2]	Form 425 Filing, October 16, 2001, Webb McKinney, President of HP’s Business Customer Organization, message discussing personnel appointments for the merged company

[3]	Form 425 Filing, September 4, 2001, Carly Fiorina, addressing members of the financial analyst community